NorthTech Corporation
                  Suite 421 - 1917 West 4th Avenue
                 Vancouver, B.C., Canada   V6J 1M7


December 7, 2005


Derek B. Swanson, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3561
Washington, D.C. 20549


RE:  NorthTech Corporation
     Amendment No. 1 to the Form SB-2 filed November 21, 2005
     File Number 333-128822

Dear Mr. Swanson:

In response to your letter of December 2, 2005, I herewith respectfully submit the following responses, keyed to correspond to your enumerated comments:

Plan of Distribution - Terms of the Offering
--------------------------------------------
1. All references to the possibility of extending the offering for an additional 90-day period have been removed from the registration statement, as we feel we will be able to sell the Units within the 6 months. Please see the first paragraph on page 3; The Offering on page 5; and Terms of the Offering on page 14.

Item 28 - Undertakings
----------------------
2. Please see the revised Item 28 disclosures on pages 46-48.

We very much appreciate your assistance and kindly request you contact the undersigned if you have any further questions or comments.

Sincerely,

/s/ Cecelia Pineda

By: Cecelia Pineda,
President & CEO





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